MORGAN STANLEY S&P 500 INDEX FUND

Item 77E            Legal Proceedings


1) The Investment Manager, certain affiliates of the Investment Manager, certain officers of such affiliates and certain investment companies advised by the Investment
Manager or its
affiliates, including the Fund, are named as defendants in a number of similar class action complaints which were recently consolidated. This consolidated action also names as defendants certain individual Trustees and Directors of the Morgan Stanley funds. The consolidated amended complaint generally alleges that defendants, including the Fund, violated their statutory disclosure obligations and fiduciary duties by failing properly to disclose (i) that the Investment Manager and certain affiliates of the Investment Manager allegedly offered economic incentives to brokers and others to recommend the funds advised by the Investment Manager or its affiliates to investors rather than funds managed by other companies, and (ii) that the funds advised by the Investment Manager or its affiliates, including the Fund, allegedly paid excessive commissions to brokers in return for their efforts to recommend these funds to investors. The complaint seeks, among other things, unspecified compensatory damages, rescissionary damages, fees and costs. The defendants have moved to dismiss the action and intend to otherwise vigorously defend it. While the Fund believes that it has meritorious defenses, the ultimate outcome of this matter is not presently determinable at this early stage of the litigation, and no provision has been made in the Fund's financial statements for the effect, if any, of this matter.

2) On August 6, 2003, a shareholder derivative action1 was filed in the United States District Court for the Southern District of New York against the Fund's Investment
Manager and Distributor, alleging breach of fiduciary duty in respect of the defendants' compensation.

     Plaintiff   alleges   the  Fund   trustees   are   not
independent  as required and seeks a declaration  that  the
investment  management and distribution agreements  between
the  Fund  and  the  defendants are void.   Plaintiff  also
alleges  that  the  investment management and  distribution
fees  were  excessive and seeks damages equivalent  to  the
investment  management and distribution fees  paid  to  the
defendants.  The defendants believe that the lawsuit has no
merit.   Defendant's motion to dismiss  the  complaint  was
granted, a decision that Plaintiff appealed. The ultimate outcome of this matter is not presently determinable and no provision has been made in the Fund's financial statements for the effect, if any, of such a matter.

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1 Lionel Amron v. Morgan Stanley Investment Advisors Inc.
and Morgan Stanley Distributors Inc.